Filed by RightCHOICE Managed Care, Inc.
       Pursuant to Rule 425 under the Securities Act of 1933
            Subject Company:  RightCHOICE Managed Care, Inc.
                               Commission File No. 333-34750

Caution Concerning Forward-Looking Statements

The following communications include "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations described above. Investors should not view these forward-looking statements as guarantees of future performance. The risks and uncertainties that could cause actual results to differ materially are detailed in the company's filings with the Securities and Exchange Commission, including its most recent Quarterly Report on Form 10-Q and Annual Report on Form 10-K. RightCHOICE is not under any obligation, and expressly disclaims any obligation, to update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Important Information about Proposed Reorganization

RightCHOICE Managed Care, Inc., a Delaware corporation, referred to below as New RightCHOICE, together with RightCHOICE Managed Care, Inc., a Missouri corporation, referred to below as RightCHOICE, has filed with the Securities and Exchange Commission a definitive proxy statement/prospectus and other documents regarding the proposed settlement and reorganization transaction referred to above. You are urged to read the definitive proxy statement/prospectus and other documents because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus and other documents filed by New RightCHOICE (as well as by RightCHOICE) with the SEC at the SEC's web site at www.sec.gov. The definitive proxy statement/prospectus and these other documents may also be obtained for free by RightCHOICE shareholders by directing a request to:
RightCHOICE Managed Care, Inc., 1831 Chestnut Street, St. Louis, Missouri, 63103, Attn: Investor Relations, telephone number (314) 923-4831; e-mail: investors@ritusa.com. RightCHOICE and its respective officers, directors, employees and agents may be deemed to be participants in the solicitation of proxies from their shareholders with respect to the reorganization transaction. Information concerning the participants in the solicitation is set forth in the definitive proxy statement/prospectus.


RightCHOICE Managed Care, Inc.
1831 Chestnut Street
St. Louis, MO  63103-2275

Slide 1 Cover Slide

(NYSE:  RIT)
Updated thru 3Q00

Speaker's Notes:

Good morning. I am Sandra Van Trease, COO and CFO and I am pleased to be here today to tell you about RightCHOICE...who we are and how we operate. Today, I'd like to talk about several key concepts:

  -    Our leadership in the market - and the value it represents.
  - Our strategy to maximize additional opportunities in the managed care environment, and . . .
  - Our business and financial goals - with ultimate goal of building and increasing shareholder value.
  -    First, . . .  Who we are . . .


Slide 2 - Who We Are: RightCHOICE

Key points bulleted:
- Regional leader with national presence
- Largest managed care company in Missouri with 2.5 million members
- High brand recognition

Speaker's Notes:

RightCHOICE is a regional leader in managed care, with the capabilities to provide our members with health care access on a national basis;

This capability ties RightCHOICE in a meaningful way to its local communities through desired product designs and strong, visible local management.

  - We have customer service sites in 3 strategic cities throughout Missouri, and
  - Our ties to the physician and hospital communities are second to no one.
  - We are the oldest and largest managed care company in Missouri, and we service 2.5 million members in 7 states.
  - Our brand strength through the Blue Cross and Blue Shield service marks and the HealthLink brand name is unparalleled.


Slide 3 - Who We Are: RightCHOICE - Regional Leader with National Presence Graphically represented as a map of the United States:

- We do business as ABCBS in our Missouri service area
- HealthLink network rental in MO and 6 other states
- PPO BlueCard(R) in 48 states

Speaker's Notes:

We do business as Alliance Blue Cross Blue Shield in our Missouri service area, but you'll notice . . .

  - Being Blue makes us different from other regional managed care companies -- because we offer a nationally-recognized brand name with coast-to-coast, border-to-border network benefits . . .
     How?
  - We offer Blue Cross Blue Shield branded PPO coverage through the national PPO BlueCard(R) program in 48 states across the country,
  -    Further . . .
  -    We sell our RightCHOICE brand in Illinois
  - And we offer the HealthLink network in Missouri as well as 6 other states.


Slide 4 - Who We Are:  "Blue" Advantage - Leading Nationally

Key points bulleted:

- Highest collective enrollment since 1987
- 1 in 4 Americans are "Blue"  (cross and shield logo)
- 1/2 of all Federal employees
- 613,980 physicians and 5,903 hospitals in 48 states
- BlueCard(R) access to National Network

Speaker's Notes:

Let's talk a little bit about being Blue and the advantages that lends:

     - the Blues have achieved their highest collective enrollment since 1987, with 74 million members - over 1 in 4 Americans are "Blue", this represents 26% of the US population
     - One half of the US government's employees are in Blue programs
     - Across the country, Blue plans provide their members with access to nearly 614 thousand physicians and 59 hundred hospitals
     -     These healthcare providers are available to the RightCHOICE
           PPO BlueCard(R) members today.


Slide 5 - Who We Are: Diversified Portfolio

Graphically represented as a pie chart:
Underwritten Business as of 09/30/00
Underwritten membership:
PPO/POS - 64%
HMO - 26%
MedSupp - 10%

Speaker's Notes:

Our product portfolio is well diversified.
Regarding our Blue branded Underwritten membership:
  - 64 percent are in our PPO or narrower Point of Service programs
  -     26 percent are in our HMO programs, and
  -     10 percent are in our Medicare Supplemental programs

This underwritten business is comprised primarily of small-to-medium sized employers and individuals purchasing insurance on their own.


Slide 6 - Who We Are: Fast-Growing Self-Insured HealthLink
Business

Line graph representing membership growth from December 1997 of
1.1 million through September 2000 of 1.8 million

Speaker's Notes:

- Our HealthLink subsidiary provides network rental and administrative services programs in 7 states, generally to larger self-insured employers, unions, and other insurance carriers..
     It does not assume any underwriting risk.
-    Since we acquired HealthLink in 1995, it has provided
     RightCHOICE diversification of its customer base, and underwriting risks; strong cash flows and strong profit margins on a growing self-insured business, which now stands at 1.8 million members.
- This strategy for diversifying into the non-risk bearing network rental business has proven beneficial . . . As companies opt for self-funded plans, we keep the business, the cash flows and the margins, without the underwriting risks.
- Further, HealthLink allows RightCHOICE to expand its underwritten business to other geographies, as in the case of our underwritten product, RightCHOICE of Illinois, in which our members access the HealthLink network in central and southern Illinois.


Slide 7 - Who We Are: A Strong Financial Performer
(Bar graph [Y-axis-left]depicting revenues in millions and EPS [Y-axis-right] from 1997 through 1999; X-axis represents the years, 1997, 1998, 1999 and YTD 3Q2000)

1997 Revenue=$719M, EPS=($1.29)
1998 Revenue=$768M, EPS=$0.30
1999 Revenue=$817M, EPS=$0.92
YTD 3Q2000 Revenue=$694M, EPS=$1.34

Speaker's Notes:

RightCHOICE has demonstrated a strong recovery from 1997, a year in which we took a $30 million charge related to a single multi-year contract in our HMO. That contract ends this year.

We have come from a net loss of 1 dollar 29 cents per share in 1997 on 719 million dollars of revenue to a net income of 92 cents per share on 817 million dollars of revenue in 1999.


Slide 8 - Who We Are: A Strong Financial Performer
Graph depicting EBITDA from 1997 ($3.3M), 1998 $33.0M, and 1999
$50.0M


Speaker's Notes:

Another key indicator of our financial performance is Earnings before interest, taxes, depreciation and amortization.

In 1997, our EBITDA was slightly negative.  In 1999, we grew
EBITDA to 50 million dollars.


Slide 9 - Who We Are: A Strong Financial Performer
(Graph depicting MLR and G&A ratios for 1997, 1998, 1999, and YTD 3Q2000) 1997 MLR=84.8%
1997 G&A=22.7%
1998 MLR=83.5%
1998 G&A=20.8%
1999 MLR=82.2%
1999 G&A=20.0%
YTD 3Q2000 MLR=81.2%
YTD 3Q2000 G&A=18.8%

Speaker's Notes:

The past three years have also shown strong improvements in our operating ratios.

Specifically, our medical loss ratio has improved sequentially, from 84.8 percent in 1997 down to 81.2% for the third quarter of 2000.

Further, our G&A ratio has also improved sequentially, from 22.7 percent in 1997 to 18.8% for the third quarter of 2000.


Slide 10 - Who We Are: A Strong Margin Performer
(Graph depicting Medical Margin PMPM and G&A PMPM for 1997, 1998,
1999, and YTD 3Q2000)
1997 Medical Margin PMPM=$16.67
1997 G&A PMPM=$7.66
1998 Medical Margin PMPM=$19.90
1998 G&A PMPM=$7.12
1999 Medical Margin PMPM=$23.68
1999 G&A PMPM=$6.73
YTD3Q2000 Medical Margin PMPM=$26.89
YTD3Q2000 G&A PMPM=$6.34

Speaker's Notes:

Looking at the effectiveness of our management programs over the past three years on a per member basis, you'll notice that our medical margin per member per month for the third quarter of 2000 of 26 dollars and 89 cents is a 14% improvement over 1999. We also achieved a 19% improvement in both 1999 and 1998.

The G&A per member per month has also improved to 6 dollars and 34 cents in the third quarter of 2000, a nearly 6% improvement in the G&A pmpm over 1999's year end.


Slide 11 -Leadership:  Strong Regional Commercial Market Share
(Bar graph comparing market share)
RIT=26.2%
UHC=15.3%
CVTY=4.2%
AETNA=1.1%
CIGNA=1.0%

Sources:  January 2000 St. Louis Business Journal (Membership)
1997, non-Medicare, non-Medicaid population for the entire State of Missouri
*RIT membership excluding non-Missouri HealthLink membership

Speaker's Notes:

Well, the past few slides have shown you who we are based on our products, our networks and our financials, but now I'd like to discuss RightCHOICE's role as an emerging leader in this industry.

First, you'll note that RightCHOICE enjoys a market leader position in Missouri with 26.2% of the regional commercial market.


Slide 12 - Leadership:  Brand Image - Leading Locally
(Graph comparing "Key Attributes" Financially Strong, Best docs and hospitals, Accepted Nationally - See Notes below)

                    RIT       Comp A    Comp B
(Brand Image Index)
Financially strong  48        34        23
Best docs
and hospitals       42        33        20
Accepted nationally 52        30        17


Speaker's Notes:
Based on a Consumer Brand Image Study conducted in 1999 by the Blue Cross Blue Shield Association, RightCHOICE leads the market in terms of customer perceptions on critical satisfaction components:

Financial strength; Best doctors and hospitals; and National acceptance.


Slide 13 - Leadership:  More Client Choice Through "Blue" Branded
Product Portfolio
Product Portfolio:  HMO -> Open Access -> PPO
HMO = Coordinator of Care Model
HMO -> Open Access = Coordinator of Care POS
Open Access -> PPO = Hybrid PPO/POS
PPO = Standard PPO
Blue Horizons = Medicare Select and Medicare Supplement
Pharmacy/Dental/Behavioral Health/Life

Speaker's Notes

RightCHOICE is a market leader because we provide our members and their employers with CHOICE through our Blue branded product portfolio.

We provide a wide range of choices through benefit plans designed to meet the member's and the employer's needs for balancing cost with flexibility.

Our plans, as I mentioned before, include PPO, Point of Service, and HMO programs, as well as a full range of senior products marketed under the name "Blue Horizons", although we are not renewing our Medicare risk HMO for 2001.

Additionally, our members have access to a variety of specialty programs, such as pharmacy, dental, behavioral health, and life insurance.


Slide 14 - Leadership:  Standards of Quality
(Seal images displayed)
Alliance/HealthLink PPO and BlueCHOICE HMO have received accreditations from the Health Network and UM Standards as well as the NCQA for Managed Care Organizations.

Speaker's Notes:

A leader also demonstrates that quality is of paramount importance. Our demonstration of accountability and our accredited reporting processes complement and support our service and quality initiatives. Evidence of that commitment is of growing importance to consumers.

Our HMO has been accredited by NCQA. While none of our major competitors have an accredited HMO. However, . .
  - RightCHOICE's commitment to quality is evident throughout its product offerings . . .
  - RightCHOICE was the first plan in Missouri with both network and utilization management accreditation from URAC for its PPO underwritten business . . . and . . .

Our HealthLink subsidiary's credentialling program has also been accredited by URAC

 These "Seals of Approval" often provide a mark of differentiation in our sales and marketing efforts.


Slide 15 - Leadership:  Quality Service
Key Points Bulleted:
- 1999 BlueCard(R) service index = 97 out of 100
- Phenomenal turnaround time on sales proposals
- Customer service calls up 50% and abandoned calls lowered to less than 2%

Speaker's Notes:

We believe you can't really be a leader though, if you don't service your customers well. Service can and does distinguish
RightCHOICE favorably as a leader in the market and we know that.
Good service contributes to sales and profitability.
Let me give you some examples:

  - I've mentioned the importance of our national PPO BlueCard(R) program. To do well in that program, Blue Plans must commit to the highest levels of customer service . . . and we do.

  - In 1999, our service score average was 97 points out of a possible 100 . . . with several months of perfect scores. This level of service also saved us money in terms of fees paid to the Blue Cross Blue Shield Association . . . amounting to 900 thousand dollars in 1999.

  - Another example: The customer service response times in our Small Group proposal unit has been phenomenal. We turned around 99 and a half percent of all small group proposals in 24 hours and small group sales increased 57 percent in 1999...despite rate increases in the double digits.

  - Another example: While our volume of customer service calls in 1999 was up 50 percent, our rate of abandoned calls was lowered to less than 2%.

Slide 16 - Leadership:  Healthcare Management - RightSteps(R)
Key points bulleted:
Study revealed:
- Healthier mothers and babies
- $2 million medical cost saved

Speaker's Notes:

- As a leader, we believe we must contribute to the improvement in the health and well being of our members and our communities.
- We also believe contributing to healthy outcomes and improving the cost structure of healthcare are compatible goals.
- An example is one of our disease management programs we call RightSteps(R) for high-risk maternity.
- In a study conducted to analyze its effectiveness, we discovered that the RightSteps(R) program contributed to 55 fewer low birth weight deliveries, resulting in over 2 million dollars of savings, and most importantly, resulting in healthier babies.


Slide 17 Leadership:  Physician Group Partners Program(R)
Key points bulleted:
- 559 Primary Care Physicians; 38% of HMO network
- Medical trend is 50% lower than non-PGPP participants
- Specialist Model launched in October 2000

Speaker's Notes:

We also have taken a leadership role when it comes to physician relationships. Our philosophy at RightCHOICE is that we provide access to health care, but it is the doctors who perform that healthcare.
We believe that proactive, positive relationships with our network physicians are the best way to facilitate quality healthcare at appropriate prices.
That's why we developed the Physician Group Partners Program(R) in 1996.
Today, this program covers over 40% of our HMO network. It provides participating physicians with information as to their patients' satisfaction, the physicians' compliance with certain standards of care, and financial information related to their patient population.
  - We've seen a substantial improvement in the rate of increase of the medical cost trend of these physicians. Medical trend is 50% lower than that of non-PGPP physicians.
  - Both RightCHOICE and the physicians in our community are so pleased with the results that we will be implementing a similar program in our PPO for specialists this year.


Slide 18 - Opportunity:  Low Managed Care Penetration Statewide
Graphic representation of Missouri by county detailing the following enrollment percentages:
0-14.9% enrollment 72 counties
15-29.9% enrollment 34 counties
30-44.9% enrollment 9 counties
SOURCE:  Missouri Department of Health

Speaker's Notes:

As RightCHOICE continues to grow and expand as a market leader, we are well positioned to take advantage of the opportunities ahead.
Our Blue branded service area.. virtually the state of Missouri except for the Kansas City area,.. does not have a particularly high concentration of managed care or managed care like programs. Additionally, the state of Missouri is contiguous to seven other states in the Midwest. As such, our ability to market and benefit from the national PPO BlueCard(R) program ..
  - ...the program that allows employers and their employees to access healthcare with in-network benefits, even if they cross over the state line to another Blue service area.
  - is a true opportunity on which we have just begun to capitalize.
St. Louis is "mature" with 30-45% penetration, smaller cities have 15-20% penetration, and rural Missouri is less than 15%

Definition:   "% of each counties' population (less than 65 years
old) enrolled in a commercial managed care enrollment"
NOTE: Interstudy Competitive Edge April 1999 reports that 7/98
Missouri "HMO enrollment" was 1,677,500 - or - 30% of the total state population.


Slide 19 - Opportunity:  Market Share Competition
Key points bulleted:
- Six Managed Care Organizations will exit St. Louis market in
  2000
- Top 2 PSOs running multi-million dollar deficits
- Health marketing coalitions are fragmenting

Speaker's Notes:

The state of competition in our markets is also providing new opportunities.
Six managed care companies have all announced plans to withdraw from the Missouri market.
Additionally, two of the larger provider sponsored organizations in the St. Louis market continue to run multi-million dollar deficits.
And to add to the mix, two of the larger health plan marketing coalitions are showing signs of fragmentation as either carriers or employers drop out.
RightCHOICE is well positioned to take advantage of these developments.

* [Companion, Gerber, Connesco, Anthem, Central Benefits and
Missouri Advantage]


Slide 20 - Opportunity:  Improved Service Factors Add Value
(A graphic linking Superior Client Service as the result of Improved Technologies, Reduced Complexity, Standardization, and
Improved Communication)

Speaker's Notes:

The RightCHOICE mission statement is "to provide value to our clients through superior service and coordinated access to effective managed health programs at an acceptable cost."

We take this mission seriously and view our achievement of this mission as a key opportunity.

We believe that investments in improved technologies, reducing complexity, standardization and improved communications will add to customer value perceptions about RightCHOICE and enhance our position in the market.

We are focusing our future initiatives internet strategies, product and benefit design improvements, plain language communications on this premise.


Slide 21 - Opportunity:  Cost Savings
Key points bulleted:
- St. Louis has room for improvement relative to peer markets:
     - per capita hospital costs
     - general service cost
     - utilization of procedures
     - inpatient days/1,000
     - available beds/1,000

Speaker's Notes:

In our mission statement we refer to "acceptable cost" as part of our value equation. There exists an opportunity in our market to facilitate the achieving of acceptable cost, and we are taking an active role along with the St. Louis Business Health Coalition to focus on healthcare cost issues.

For example, according to a study recently released by the St.
Louis Business Health Coalition, the per capita inpatient hospital cost in our market is 26 and a half percent higher than the average of the peer cities in the study;
The general service cost is 15 percent higher;

  - The number of inpatient cardiac catheterizations per 1000 members is 50 percent higher than the peer cities' average;

  - and inpatient days and available beds per 1000 members is 36 percent and 58 percent higher, respectively.

We are using these data as well as direct data from our own claims experience, published and recognized standards of care and market surveys in our efforts to communicate these issues and work towards improvements for the benefit of our members.


Slide 22 - Opportunity:  Physician Relationships
Key points bulleted:
- Reduced pre-certification requirements
- new surgical reimbursement procedure model
- Example:  Skin Lesion "in Hospital" expense range of $250 -
  $1,000 vs. "in Office" expense range of $100 - $175

Speaker's Notes:

I mentioned earlier our leadership role in terms of physician relationships -- here too we continue to see opportunity.
Our Chief Medical Officer and our contracting staff, along with physician leaders in our communities, continue to focus on new and innovative opportunities to improve convenience and lower costs without sacrificing health care quality.
For example, based on an extensive internal study and in consultation with physicians, RightCHOICE has reduced the number of procedures that require pre-certification from 300 procedures to 30 procedures. Currently, the 30 procedures that still require pre-certification are generally those where experience suggests, based on recognized standards of care, that members may be at risk for over- or under-utilization of such procedures.

     - We've also developed new reimbursement models for procedures that can be safely performed in a doctor's office.

   For example: skin lesion removal, a common procedure, may now be performed in the doctor's office, and our new reimbursement model encourages physicians to offer this convenience to their patients. At the same time, this will reduce the overall costs of the procedure.


Slide 23 - Opportunity:  Settlement & Reorganization
Key points bulleted:
- Parent company reached settlement agreement with State regulators
- RightCHOICE merges with parent company . . . RightCHOICE surviving company
- Orderly divestiture of 15 million shares
- Transaction expected to be accretive

Speaker's Notes:

No discussion of Opportunities would be complete without a discussion of the long anticipated Settlement Agreement of our parent company, Blue Cross and Blue Shield of Missouri, with state officials, and the upcoming Reorganization of RightCHOICE with Blue Cross and Blue Shield of Missouri.

In short ...

Both RightCHOICE and Blue Cross and Blue Shield of Missouri have reached agreement with Missouri officials to resolve litigation initiated against Blue Cross and Blue Shield of Missouri related to its continued ownership of RightCHOICE after the 1994 spin-off.
We are excited about completing the Reorganization resulting from the settlement, because it is a win-win solution that is in best interest of members, RightCHOICE shareholders and our communities. It's important to note that this settlement and the Reorganization is supported by 90 consumer groups representing 1 million Missourians.


Slide 24 - Goals:  "3 Take-Aways"
Key points bulleted:
- Regional leader with national presence
- Strong financial and operational performance
- Compelling opportunity for growth and enhanced profitability



Slide 25

(NYSE:  RIT)
Updated thru 3Q00

Slide 26

"Investors and security holders are advised to read the proxy statement/prospectus regarding the business combination transaction referenced in the following information filed herewith because it contains important information. The proxy statement/prospectus has been filed with the Securities and Exchange Commission by RightCHOICE Managed Care, Inc., a Delaware corporation, which will be the surviving corporation in the reorganization transaction described in the proxy statement/prospectus. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by RightCHOICE Managed Care, Inc. at the Commission's web site at www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained from RightCHOICE Managed Care, Inc. by directing such request to RightCHOICE Managed Care, Inc., 1831 Chestnut Street, St. Louis, Missouri, 63103, Attn:
Investor Relations, telephone number: (314) 923-4831; e-mail: investors@abcbs.com."